NEOS THERAPEUTICS, INC.

2940 N. Hwy 360

Suite 400

Grand Prairie, TX 75050

December 18, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neos Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-228748
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Neos Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-228748) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on December 20, 2018, or as soon thereafter as practicable.

Very truly yours,

Neos Therapeutics, Inc.

By:	/s/ Gerald McLaughlin
Name:	Gerald McLaughlin
Title:	President and Chief Executive Officer

Cc:	Mitchell S. Bloom, Esq. (Goodwin Procter LLP)
Joseph C. Theis, Esq. (Goodwin Procter LLP)
James Xu, Esq. (Goodwin Procter LLP)